UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DESTINATION XL GROUP, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

25065K104

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 2 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,838,054 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,838,054 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,838,054 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 3 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Partners, L.P. 20-4117349
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,838,054 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,838,054 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,838,054 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 4 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,838,054 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,838,054 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,838,054 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 5 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,838,054 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,838,054 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,838,054 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 6 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,838,054 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,838,054 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,838,054 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 7 OF 10 PAGES

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on October 10, 2013, and Amendment No. 2 thereto, filed with the SEC on December 16, 2013, in each case by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (v) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Destination XL Group, Inc., a Delaware corporation (“Destination XL”). The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 3) shall not be construed to be an admission by the Reporting Persons (as defined below) that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

RMCP LLC, RMP, and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.”

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

On January 29, 2014, Willem Mesdag was elected to DXLG’s board of directors. As previously disclosed, Mr. Mesdag (and his principal occupation) is Managing Partner of Red Mountain.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

RMCP LLC and DXLG entered into a confidentiality and standstill agreement (the “Confidentiality and Standstill Agreement”) on January 29, 2014, pursuant to which DXLG has agreed to provide RMCP LLC with certain information about DXLG on a confidential basis, and RMCP LLC has agreed to certain standstill provisions. The standstill provisions include limitations on the ability of Red Mountain to (i) acquire more than 15% of the issued and outstanding Common Stock, (ii) solicit proxies to vote any Common Stock, (iii) submit a proposal to DXLG for any extraordinary transaction involving DXLG or any of its securities or assets, or (iv) seek to control or influence the board of directors or management or policies of DXLG. Unless terminated earlier pursuant to the provisions of the Standstill Agreement, the standstill provisions expire on the later to occur of (x) December 31, 2014 or (y) three months after the date upon which no persons affiliated with Red Mountain is serving on the DXLG board of directors; provided that the limitations on Red Mountain’s ability to acquire more than 15% of the issued and outstanding Common Stock expire on the later to occur of (X) December 31, 2014 or (Y) the date upon which no persons affiliated with Red Mountain is serving on the DXLG board of directors.

The foregoing description of the Confidentiality and Standstill Agreement is a summary only and is qualified in its entirety by reference to the full text of the Confidentiality and Standstill Agreement, which is filed as Exhibit 2 to this Schedule 13D and is hereby incorporated herein by reference.

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 8 OF 10 PAGES

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

2	Confidentiality and Standstill Agreement, dated as of January 29, 2014, by and between DXLG and RMCP LLC (filed herewith).

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 9 OF 10 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2014

RED MOUNTAIN CAPITAL PARTNERS LLC

By:	/s/ Willem Mesdag
Willem Mesdag
Title: Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By: RMCP GP LLC, its general partner

By:	/s/ Willem Mesdag
Willem Mesdag
Title: Authorized Signatory

RMCP GP LLC

By:	/s/ Willem Mesdag
Willem Mesdag
Title: Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

By:	/s/ Willem Mesdag
Willem Mesdag
Title: President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 25065K104	SCHEDULE 13D/A	PAGE 10 OF 10 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of March 25, 2013, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on March 25, 2013).

2	Confidentiality and Standstill Agreement, dated as of January 29, 2014, by and between DXLG and RMCP LLC (filed herewith).